UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

February 23, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER TO RAISE $2.02 MILLION THROUGH CONVERTIBLE LOAN NOTE WITH CITY NATURAL RESOURCE HIGH YIELD TRUST

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; “the Company”) is raising $2.02 million through the private placement of a Convertible Loan Note with City Natural Resource High Yield Trust PLC of the United Kingdom. The Note will bear interest at 8% per annum, payable quarterly, and will mature in 4 years. The Note will be convertible at the option of the holder into common shares of the Company at the conversion price of $1.32 per share, which is an approximate 20% premium to the current market price of the Company’s common shares. The number of common shares issuable upon conversion of the Note will be subject to proportional adjustment to reflect stock dividends, share splits, share consolidations, and other antidilutive events.

Upon a change of control involving the acquisition of voting control or direction over 50% or more of the common shares of the Company, the holder of the Note will have the right to require the Company to repurchase the Note, in whole or in part, at a price equal to 101% of the principal amount, plus accrued and unpaid interest thereon.

The proceeds from the Note will be added to the Company’s working capital and used in funding the Company’s operations, particularly at its Guanajuato and Topia Mines in Mexico.

The Note and common shares issued on conversion will be subject to hold periods expiring 4 months from the date of the Note.

No commissions or finder’s fees are payable. This transaction is subject to acceptance for filing by the TSX Venture Exchange.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Kaare G. Foy”

Kaare G. Foy

Chairman & CFO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: February 27, 2006

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